The information in this pricing supplement is not complete and may be changed

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-85646

Subject to completion
Preliminary Pricing Supplement dated September 6, 2005

Pricing Supplement to the Prospectus dated July 1, 2002 and the Prospectus Supplement dated September 6, 2005

$
BARCLAYS BANK PLC

iPathSM Index-Linked Securities due , 2015
Linked to the Dow Jones – AIG Commodity Index Total Return(SM)
Medium-Term Notes, Series A, No.

The Securities do not guarantee any return of principal at maturity and do not pay any interest during their term. Instead, you will receive a cash payment at maturity or early redemption based on the performance of the Dow Jones – AIG Commodity Index Total Return (SM) less an investor fee. The principal terms of the Securities are as follows:

Underlying Index: The return on the Securities is linked to the performance of the Dow Jones – AIG Commodity Index Total Return(SM) (the “Index”). The Index is designed to be a diversified benchmark for commodities as an asset class, and reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index plus the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Index is currently composed of nineteen futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc contracts, which trade on the London Metal Exchange. The Index was designed by AIG International Inc. (“AIGI”) and is calculated by Dow Jones & Company, Inc. (“Dow Jones”) in conjunction with AIGI.

Payment at Maturity: If you hold your Securities to maturity, you will receive a cash payment at maturity equal to the principal amount of your Securities times the index factor on the Final Valuation Date minus the investor fee on the Final Valuation Date.

Secondary Market: We plan to apply to list the Securities on the New York Stock Exchange. If our application is approved and an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

Early Redemption: Subject to the notification requirements described below, you may redeem your Securities on any Redemption Date during the term of the Securities. If you redeem your Securities, you will receive a cash payment equal to the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

Redemption Mechanics: In order to redeem your Securities on a Redemption Date, you must deliver a notice of redemption to us via email by no later than 11:00 a.m. on the business day prior to the applicable Valuation Date and follow the procedures set forth under “Specific Terms of Your Security – Redemption Procedures”. If you fail to comply with these procedures, your notice will be deemed ineffective.

Valuation Date: Valuation Date means each Thursday from    , 2005 to    , 2015, inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to Thursday,    , 2015, as the “Final Valuation Date”.

Redemption Date: A Redemption Date is the third business day following a Valuation Date (other than the Final Valuation Date).

Trade Date:    , 2005.

Index Factor: The index factor on any given day will be equal to the value of the Index on that day divided by the initial index level. The initial index level is the value of the index on the Trade Date.

Investor Fee: The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon redemption.

Trading Day: A trading day is a day on which (i) the value of the Index is published by AIGI and Dow Jones, (ii) trading is generally conducted on the New York Stock Exchange and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Listing: We plan to apply to list the Securities on the New York Stock Exchange.

You may lose some or all of your principal if you invest in the Securities. See “Risk Factors” beginning on page PS-    of this pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Securities. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Securities are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission(1)	Proceeds to Barclays Bank PLC

Per Security	100%	—	100%
Total		$—	$

(1) Barclays Capital Inc. and Barclays Global Investors Services, affiliates of Barclays Bank PLC and members of the National Association of Securities Dealers (“NASD”), may receive all or a portion of the investor fee described above.

Barclays Capital

Pricing Supplement dated              , 2005

TABLE OF CONTENTS

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-6
THE INDEX	PS-12
VALUATION OF THE SECURITIES	PS-20
SPECIFIC TERMS OF THE SECURITIES	PS-20
USE OF PROCEEDS AND HEDGING	PS-25
CAPITALIZATION OF BARCLAYS BANK PLC	PS-27
SUPPLEMENTAL TAX CONSIDERATIONS	PS-28
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-29
ANNEX A	A-1
ANNEX B	B-1

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY OF SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Securities, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 6, 2005, which supplements the prospectus.

We may, without your consent, create and issue additional securities having the same terms and conditions as the Securities. We may consolidate the additional securities to form a single series with the outstanding Securities.

This section summarizes the following aspects of the Securities:

•	What are the Securities and how do they work?

•	What are some of the risks of the Securities?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Securities perform at maturity?

What Are the Securities and How Do They Work?

The Securities are medium-term notes that are uncolleralized debt securities and are linked to the performance of the Index. The Securities will be issued in principal amounts of $50.

The Index is designed to be a diversified benchmark for commodities as an asset class, and reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index plus the rate of interests that could be earned on cash collateral invested in specified Treasury Bills. The Index is currently composed of nineteen futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc contracts, which trade on the London Metal Exchange. The Index was designed by AIGI and is calculated by Dow Jones & Company, Inc. in conjunction with AIGI.

If you have not previously redeemed your Securities, you will receive a cash payment at maturity equal to the principal amount of your Securities times the index factor on the Final Valuation Date minus the investor fee on the Final Valuation Date. Prior to maturity, you may, subject to certain restrictions, redeem your Securities on any Redemption Date during the term of the Securities, provided that you present at least 50,000 Securities for redemption, or your broker or other financial intermediary bundles your Securities for redemption with other investors to reach this minimum. If you choose to redeem your Securities on a Redemption Date, you will receive a cash payment on such date equal to the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

The index factor on any given day will be equal to the closing value of the Index on that day divided by the initial index level. The initial index level is the closing value of the Index on the Trade Date.

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

A Valuation Date is each Thursday from    , 2005 to    , 2015 inclusive or, if such date is not a trading day, the next succeeding trading day. A Redemption Date is the third business day following a Valuation Date.

We will not pay you interest during the term of the Securities.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Securities Perform at Maturity? – Hypothetical Examples” below and “Specific Terms of the Securities” in this pricing supplement.

Because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon redemption.

How do you redeem your Securities?

We plan to apply to list the Securities on the New York Stock Exchange. If our application is approved and an active secondary market in the Securities develops, we expect that investors will purchase and sell the Securities primarily in this secondary market.

To redeem your Securities, you must instruct your broker or other person through whom you hold your Securities to take the following steps:

•

deliver a notice of redemption, which is attached as Annex A, to us via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•

deliver the signed confirmation of redemption to us via facsmile in the specified form by 4:00 p.m. New York time on the same day. We must acknowledge receipt in order for your confirmation to be effective; and

•	transfer your book-entry interest in your Securities to the trustee on our behalf at or prior to 10:00 a.m. on the applicable Redemption Date (the third business day following the Valuation Date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Securities in respect of such deadlines. If we do not receive your notice of redemption by 11:00 a.m., or your confirmation of redemption by 4:00 p.m., on the business day prior to the applicable Valuation Date, your notice will not be effective and we will not redeem your Securities on the applicable Redemption Date.

If you elect to redeem your Securities, we may request that Barclays Capital Inc. purchase the Securities for the cash amount that would otherwise have been payable by us upon redemption. In this case, we will remain obligated to redeem your Securities if Barclays Capital Inc. fails to purchase your Securities. Any Securities purchased by Barclays Capital Inc. may remain outstanding.

What are some of the risks of the Securities?

An investment in the Securities involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•

Commodity Market Risk – The return on the Securities is linked to the performance of the Index which, in turn, is linked to the prices of the Index components. Commodity prices may change unpredictably, affecting the value of the Index components and, consequently, the value of your Securities in unforeseeable ways.

•

Limited Portfolio Diversification – The Index components are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•	No Interest Payments – You will not receive any periodic interest payments on the Securities.

•

Uncertain Principal Repayment – If the value of the Index decreases, or does not increase by an amount greater than the investor fee applicable to your Securities, you will receive less than your original investment in the Securities.

•

A Trading Market for the Securities May Not Develop – Although we plan to apply to list the Securities on the New York Stock Exchange, a trading market for your Securities does not currently exist and may not develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. We are not required to maintain any listing of the Securities on the New York Stock Exchange or any other exchange.

Is This the Right Investment for You?

The Securities may be a suitable investment for you if:

•	You are willing to accept the risk of fluctuations in commodities prices in general and prices of the Index components in particular.

•	You believe the value of the Index will increase by an amount sufficient to offset the investor fee during the term of the Securities.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Index.

The Securities may not be a suitable investment for you if:

•	You are not willing to be exposed to fluctuations in commodities prices in general and prices of the Index components in particular.

•	You believe the value of the Index will decrease or will not increase by an amount sufficient to offset the investor fee during the term of the Securities.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek a guaranteed return of principal.

What Are the Tax Consequences?

Absent an administrative or judicial ruling to the contrary, you should treat the Securities for all tax purposes as a pre-paid contract with respect to the Index. If the Securities are so treated, you will recognize capital gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and your tax basis in the Securities.

The United States federal income tax consequences of your investment in the Securities are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, your Securities should be treated as described above, but it is possible that the Internal Revenue Service may assert an alternative treatment. Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the Securities.

How Do the Securities Perform?

Set forth below is an explanation of the steps necessary to calculate the payment on the Securities at maturity or upon redemption.

Step 1: Calculate the investor fee

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Step 2: Calculate the payment

You will receive a cash payment at maturity or upon redemption, as applicable, equal to the principal amount of your Securities times the index factor on the applicable Valuation Date minus the investor fee on the applicable Valuation Date.

Because the investor fee reduces the amount of your return at maturity or on redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption of your Securities. If the value of the Index decreases or does not increase sufficiently, you will receive less than the principal amount of your investment at maturity or upon redemption of your Securities.

Hypothetical Examples

The following examples show how the Securities would perform in hypothetical circumstances. We have included two examples in which the Index has increased by 100% at maturity, as well as two examples in which the Index has decreased by 10% at maturity. These examples highlight the behavior of the investor fee in different circumstances. Because the investor fee is a weighted average measure, the absolute level of the investor fee will be dependent upon the path taken by the Index to arrive at its ending level. The figures in these examples have been rounded for convenience.

Assumptions:

Yearly Fee	Days	Principal	Starting Index

0.75%	365	$ 50.00	305.3

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	305.3	1.00	$0.00	$0.00	$50.00
1	381.7	1.25	$0.47	$0.47	$62.03
2	403.0	1.32	$0.50	$0.96	$65.04
3	503.8	1.65	$0.62	$1.58	$80.92
4	531.3	1.74	$0.65	$2.24	$84.77
5	644.2	2.11	$0.79	$3.03	$102.47
6	717.5	2.35	$0.88	$3.91	$113.59
7	607.6	1.99	$0.75	$4.65	$94.85
8	656.4	2.15	$0.81	$5.46	$102.04
9	690.0	2.26	$0.85	$6.31	$106.69
10	610.6	2.00	$0.75	$7.06	$92.94

				Total Return	85.89%

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	305.3	1.00	$0.00	$0.00	$50.00
1	280.9	0.92	$0.35	$0.35	$45.66
2	238.2	0.78	$0.29	$0.64	$38.36
3	259.5	0.85	$0.32	$0.96	$41.54
4	375.5	1.23	$0.46	$1.42	$60.08
5	396.9	1.30	$0.49	$1.91	$63.10
6	503.8	1.65	$0.62	$2.52	$79.98
7	470.2	1.54	$0.58	$3.10	$73.90
8	546.5	1.79	$0.67	$3.77	$85.73
9	561.8	1.84	$0.69	$4.46	$87.54
10	610.6	2.00	$0.75	$5.21	$94.79

				Total Return	89.58%

Hypothetical Examples

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	305.3	1.00	$0.00	$0.00	$50.00
1	369.4	1.21	$0.45	$0.45	$60.05
2	351.1	1.15	$0.43	$0.89	$56.62
3	436.6	1.43	$0.54	$1.42	$70.08
4	415.2	1.36	$0.51	$1.93	$66.07
5	335.9	1.10	$0.41	$2.34	$52.66
6	360.3	1.18	$0.44	$2.79	$56.21
7	369.4	1.21	$0.45	$3.24	$57.26
8	326.7	1.07	$0.40	$3.64	$49.86
9	311.4	1.02	$0.38	$4.02	$46.98
10	274.8	0.90	$0.34	$4.36	$40.64

				Total Return	–18.72%

A	B	C	D	E	F
Year End	Average Yearly Index Level	Average Yearly Index Factor	Average Yearly Fee	Investor Fee	Average Net Intrinsic Value of Securities

A	B	B / Starting Index	C Í Principal Í 0.75%	Running Total of D	(Principal Í C) - E

0	305.3	1.00	$0.00	$0.00	$50.00
1	296.2	0.97	$0.36	$0.36	$48.14
2	280.9	0.92	$0.35	$0.71	$45.29
3	293.1	0.96	$0.36	$1.07	$46.93
4	268.7	0.88	$0.33	$1.40	$42.60
5	265.6	0.87	$0.33	$1.73	$41.78
6	259.5	0.85	$0.32	$2.04	$40.46
7	241.2	0.79	$0.30	$2.34	$37.16
8	256.5	0.84	$0.32	$2.66	$39.35
9	242.6	0.86	$0.32	$2.98	$40.02
10	274.8	0.90	$0.34	$3.32	$41.69

				Total Return	–16.63%

RISK FACTORS

The Securities are unsecured promises of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities. The return on the Securities is linked to the performance of the Index. Investing in the Securities is not equivalent to investing directly in Index components or the Index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the Securities. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Securities.

Even if the Value of the Index at Maturity or upon Redemption Exceeds the Initial Index Level, You May Receive Less than the Principal Amount of your Securities

Because the investor fee reduces the amount of your return at maturity or upon redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption of your Securities. If the value of the Index decreases or does not increase sufficiently to offset the investor fee, you will receive less than the principal amount of your investment at maturity or upon redemption of your Securities.

You Will Not Benefit from any Increase in the Value of the Index If Such Increase is Not Reflected in the Value of the Index on the Applicable Valuation Date

If the Index does not increase by an amount sufficient to offset the investor fee between the Trade Date and the applicable Valuation Date, we will pay you less than the principal amount of your Securities at maturity or upon redemption. This will be true even if the value of the Index as of some date or dates prior to the applicable Valuation Date would have been sufficiently high to offset the investor fee.

There are Restrictions on the Minimum Number of Securities You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date. You may only redeem your Securities on a Redemption Date if we receive a notice of redemption from you by no later than 11:00 a.m. and a confirmation of redemption by no later than 4 p.m. on the business day prior to the applicable Valuation Date. If we do not receive your notice of redemption by 11:00 a.m., or your confirmation of redemption by 4:00 p.m., on the business day prior the applicable Valuation Date, your notice will not be effective and we will not redeem your Securities on the applicable Redemption Date. Your notice of redemption and confirmation of redemption will not be effective until we confirm receipt. See “Specific Terms of Your Security – Redemption Procedures” for more information. You will have no right to redeem your Securities during the week in which the Securities mature.

The Market Value of the Securities May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Securities may fluctuate between the date you purchase them and the applicable Valuation Date. You may also sustain a significant loss if you sell the Securities in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Securities. We expect that generally the value of the Index components and the Index will affect the market value of the Securities more than any other factor. Other factors that may influence the market value of the Securities include:

•	the time remaining to the maturity of the Securities;

•	supply and demand for the Securities, including inventory positions with Barclays Capital Inc. or any other market maker;

•	economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market price of the Index components; or

•	the creditworthiness of Barclays Bank PLC;

These factors interrelate in complex ways, and the effect of one factor on the market value of your Securities may offset or enhance the effect of another factor.

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of Your Securities

The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of your Securities.

Higher Future Prices of the Index Components Relative to Their Current Prices May Decrease the Amount Payable at Maturity or Upon Redemption

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the Index could increase, and therefore, your payment at maturity or upon redemption could increase. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity or upon redemption.

Historical Values of the Index or any Index Component Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Securities

The actual performance of the Index or any Index component over the term of the Securities, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical values of the Index or the Index components, which have been highly volatile.

Commodity Prices May Change Unpredictably, Affecting the Value of the Index and the Value of Your Securities in Unforeseeable Ways

Trading in the Index components is speculative and can be extremely volatile. Market prices of the Index components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the Index and the value of your Securities in varying ways, and different factors may cause the prices of the Index components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Changes in the Treasury Bill Rate of Interest May Affect the Value of the Index and Your Securities

Because the value of the Index is linked, in part, to the Treasury Bill rate of interest that could be earned on funds committed to the trading of contracts included on the Index, changes in the Treasury Bill rate of interest may affect the amount payable on your Securities at maturity or upon redemption and, therefore, the market value of your Securities. Assuming the trading prices of the Index components remain constant, an increase in the Treasury Bill rate of interest will increase the value of the Index and, therefore, the value of your Securities. A decrease in the Treasury Bill rate of interest will adversely impact the value of the Index and, therefore, the value of your Securities.

Changes in Our Credit Ratings May Affect The Market Value of Your Securities

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Securities. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Securities. However, because the return on your Securities is dependent upon certain factors in addition to our ability to pay our obligations on your Securities, an improvement in our credit ratings will not reduce the other investment risks related to your Securities.

You Will Not Receive Interest Payments on the Securities or Have Rights in the Exchange-Traded Futures Contracts Constituting the Index Components

You will not receive any periodic interest payments on the Securities. As an owner of the Securities, you will not have rights that investors in the Index components may have. Your Securities will be paid in cash, and you will have no right to receive delivery of any Index components or commodities underlying the Index components.

There May Not Be an Active Trading Market in the Securities; Sales in the Secondary Market May Result in Significant Losses

Although we plan to apply to list the Securities on the New York Stock Exchange, there can be no assurance that our application will be approved or that a secondary market for the Securities will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Securities, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the Securities on the New York Stock Exchange or any other exchange.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Instruments linked to the Index or Index Components May Impair the Market Value of the Securities

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the Securities by purchasing Index components (including the underlying physical commodities), futures or options on Index components or the Index, or other derivative instruments with returns linked to the performance of Index components or the Index, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing. Although they are not expected to, any of these hedging activities may adversely affect the market price of Index components and the value of the Index and, therefore, the market value of the Securities. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Securities declines.

We or one or more of our affiliates may also engage in trading in Index components, futures or options on Index components, the physical commodities underlying the Index components or the Index, and other investments relating to Index components or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Index components or the value of the Index and, therefore, the market value of the Securities. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Securities.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Index components (including the underlying physical commodities), futures or options on Index components or the Index, or other derivative instruments with returns linked to the performance of Index components or the Index that are not for the account of holders of the Securities or on their behalf. These trading activities may present a conflict between the holders’ interest in the Securities and the interests we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the Securities. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Index components and physical commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. The research should not be viewed as a recommendation or endorsement of the Securities in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Index components and the value of the Index and, therefore, the market value of the Securities.

Barclays Bank PLC and its Affiliates Have No Affiliation with AIGI or Dow Jones and Are Not Responsible for Their Public Disclosure of Information, Which May Change Over Time

We and our affiliates are not affiliated with AIGI or Dow Jones in any way and have no ability to control or predict their actions, including any errors in, or discontinuation of disclosure regarding their methods or policies relating to the calculation of, the Index. AIGI and Dow Jones are not under any obligation to continue to calculate the Index or required to calculate any successor index. If AIGI and Dow Jones discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the Securities or the amount payable at maturity or upon redemption. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity or upon redemption will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Securities – Market Disruption Event” and “– Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation” in this pricing supplement.

All disclosure in this pricing supplement regarding the Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information. We have not independently verified this information. You, as an investor in the Securities, should make your own investigation into the Index, AIGI and Dow Jones. AIGI and Dow Jones are not involved in the offer of the Securities in any way and have no obligation to consider your interests as a holder of the Securities.

The Policies of AIGI and Dow Jones and Changes That Affect the Index or the Index Components Could Affect the Amount Payable on Your Security and Its Market Value

The policies of AIGI and Dow Jones concerning the calculation of the level of the Index, additions, deletions or substitutions of Index components and the manner in which changes affecting the Index components are reflected in the Index could affect the value of the Index and, therefore, the amount payable on your Security at maturity or upon redemption and the market value of your Security prior to maturity. The amount payable on your Security at maturity or upon redemption and its market value prior to maturity could also be affected if AIGI and Dow Jones change the policies of the Index, for example by changing the manner in which they calculate the value of the Index, or if it discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Securities. If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of Your Security – Market Disruption Event”, “– Discontinuation or Modification of the Index” and “– Role of Calculation Agent”.

The Index May in the Future Include Contracts that are Not Traded on Regulated Futures Exchanges

The Index was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the Index continues to be comprised exclusively of regulated futures contracts. As described below, however, the Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, may be subject to certain risks not presented by most exchange traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Changes in the Composition and Valuation of the Index May Adversely Affect Your Security

AIGI and Dow Jones may make changes over time to the methodologies for determining the composition or calculating the value of the Index. Additional commodity futures contracts may satisfy the eligibility criteria for inclusion on the Index and commodity futures contracts currently included in the Index may fail to satisfy such criteria. The weighting factors applied to each included futures contract may change annually, based on changes in commodity production and volume statistics. In addition, AIGI and Dow Jones may modify the methodology for determining the composition and weighting of the Index, for calculating its value in order to assure that the Index represents an adequate measure of market performance or for other reasons, or for calculating the value of the Index. Any such changes could adversely affect the value of your Security.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Securities at maturity or upon redemption. For a fuller description of the calculation agent’s role, see “Specific Terms of the Securities – Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a Valuation Date, including the Final Valuation Date. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Securities, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Determination of the Value of the Index or the Maturity Date or Redemption Date If a Market Disruption Event Occurs on a Valuation Date

The determination of the value of the Index on a Valuation Date, including the Final Valuation Date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such Valuation Date. If such a postponement occurs, then the calculation agent will instead use the closing value of the Index on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a Valuation Date for the Securities be postponed by more than five trading days. As a result, the maturity date or Redemption Date for the Securities could also be postponed, although not by more than five trading days. If a Valuation Date is postponed until the fifth trading day following the scheduled Valuation Date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the Valuation Date and the calculation agent will make a good faith estimate in its sole discretion of the closing value of the Index for such day. See “Specific Terms of the Securities – Market Disruption Event” in this pricing supplement.

COMMODITY FUTURES MARKETS

Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market”.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant”, which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling”. For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the CFTC. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

THE INDEX

The following is a description of the Index, including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) the Dow Jones-AIG Commodity Index Handbook (a document that provides a complete description of the Index). Such information reflects the policies of, and is subject to change by, Dow Jones and AIGI. We have not independently verified this information. You, as an investor in the Securities, should make your own investigation into the Index, AIGI, and Dow Jones. Dow Jones and AIGI are not involved in the offer of the Securities in any way and have no obligation to consider your interests as a holder of the Securities. Dow Jones and AIGI have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview

The Index was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The 19 Index commodities selected for 2005 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”). The Index is a proprietary index that AIGI developed and that Dow Jones, in conjunction with AIGI, calculates. The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIGI, at any time. At present, Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes a daily Index value at approximately 4:00 p.m. (New York time), on each DJ-AIG Business Day (as defined below) on Bloomberg page AIGI1. A DJ-AIG Business Day is a day on which the sum of the Commodity Index Percentages (as defined below in “ – Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity Index”) for the Index commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index commodities for 2005, if the CBOT and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-AIG Business Day will not exist. AIGI and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. AIGI and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of AIGI’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and AIGI and Dow Jones and their respective affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIGI, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Securities into consideration at any time.

The Dow Jones-AIG Commodity Index Oversight Committee

Dow Jones and AIGI have established the Dow Jones-AIG Commodity Index Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones-AIG Commodity Index Oversight Committee includes prominent members of the financial and academic communities selected by AIGI and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones-AIG Commodity Index Oversight Committee may also meet at such other times as may be necessary. As described in more detail below, the Index is re-weighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced after approval by the Committee and implemented the following January. The composition of the Index for 2005 was approved by the Dow-Jones-AIG Commodity Index Oversight Committee following a meeting held in July 2004 and the composition for 2006 was approved following a meeting in July 2005. The next Index reweighting and rebalancing will take place in January 2006 based on the following composition percentages for the Index for 2006:

The Dow Jones-AIG Commodity IndexSM 2006 Commodity Index Percentages

Commodity Weighting

Natural Gas	12.315174%
Crude Oil	12.783801%
Unleaded Gas	4.054908%
Heating Oil	3.846118%
Live Cattle	6.093791%
Lean Hogs	4.351381%
Wheat	4.772085%
Corn	5.873635%
Soybeans	7.766934%
Soybean Oil	2.765764%
Aluminum	6.851975%
Copper	5.880787%
Zinc	2.702377%
Nickel	2.659153%
Gold	6.220211%
Silver	2.000000%
Sugar	2.967351%
Cotton	3.163003%
Coffee	2.931553%

Note: These target weights will take effect January 2006.

The current composition of the Index is described below in “ – Composition of the Index”.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity Index Total Return

The Index was created using the following four main principles:

•

Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•

Diversification. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•

Continuity. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

•

Liquidity. Another goal of the Index is to provide a highly liquid benchmark. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIGI.

Composition of the Index

Commodities Available for Inclusion in the Index

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 23 potential commodities currently considered for inclusion in the Index are are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 Index commodities selected for 2005 and 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Dow Jones-AIG Commodity Index Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones-AIG Commodity Index Oversight Committee selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, the Dow Jones-AIG Commodity Index Oversight Committee selects the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the commodities included in the Index for 2005 are as follows*:

Index Breakdown by Commodity, Prices and Weights As of September 1, 2005

Commodity	Designated Contract	Exchange	Units	Price	Quote	Current Weighting

Aluminum	High Grade Primary Aluminum	LME	25 metric tons	1870.25	USD/metric ton	5.66%
Coffee	Coffee “C”	CSCE	37,500 lbs	104.95	U.S. cents/pound	2.55%
Copper	Copper	COMEX	25,000 lbs	164.8	U.S. cents/pound	5.49%
Corn	Corn	CBOT	5,000 bushels	222.25	U.S. cents/bushel	4.92%
Cotton	Cotton	NYCE	50,000 lbs	49.94	U.S. cents/pound	2.74%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	69.98	USD/barrel	15.24%
Gold	Gold	COMEX	100 troy oz.	446.5	USD/troy oz.	4.93%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	221.34	U.S. cents/gallon	5.21%
Live Cattle	Live Cattle	CME	40,000 lbs	81.05	U.S. cents/pound	4.39%
Lean Hogs	Lean Hogs	CME	40,000 lbs	62.05	U.S. cents/pound	2.80%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	11.967	USD/mmbtu	18.70%
Nickel	Primary Nickel	LME	6 metric tons	15150	USD/metric ton	2.11%
Silver	Silver	COMEX	5,000 troy oz.	703.8	U.S. cents/troy oz.	1.70%
Soybeans	Soybeans	CBOT	5,000 bushels	607	U.S. cents/bushel	6.74%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	10.1	U.S. cents/pound	2.56%
Unleaded Gasoline	New York Harbor Unleaded Gasoline	NYMEX	42,000 gal	214.89	U.S. cents/gallon	5.47%
Wheat	Wheat	CBOT	5,000 bushels	322.5	U.S. cents/bushel	3.96%
Zinc	Special High Grade Zinc	LME	25 metric tons	1420	USD/metric ton	2.44%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	23.3	U.S. cents/pound	2.40%

Commodity Group

For the purposes of applying the diversification rules discussed above and below, the commodities considered for inclusion in the Index are assigned to “Commodity Groups”. The Commodity Groups and their effective target rounded weightings for 2006 are as follows:

Index Breakdown by Commodity Group

Energy	33.00000%
Precious Metals	8.22021%
Industrial Metals	18.09429%
Livestock	10.44517%
Grains	21.17842%
Softs	9.06191%

Commodities Included in 2006 Are:

Energy:

Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline

Precious Metals:

Gold
Silver

Industrial Metals:

Aluminum
Copper
Nickel
Zinc

Livestock:

Lean Hogs
Live Cattle

Grains:

Corn
Soybeans
Wheat
Soybean Oil

Softs:

Coffee
Cotton
Sugar

Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity Index

The Index is re-weighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced following approval by the Committee and implemented the following January. The composition of the Index for 2005 was approved by the Dow Jones-AIG Commodity Index Oversight Committee at a meeting held in July 2004 and the composition of the Index for 2006 was approved at a meeting held in July 2005. The Index composition is set forth above in “ – The Dow Jones-AIG Commodity Index Oversight Committee”. The target weights will take effect in January 2006 and, accordingly, the next Index re-weighting and rebalancing will take place at that time.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index and their respective percentage weights.

Diversification Rules

The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual re-weighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index.

•	No single commodity may constitute more than 15% of the Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

•	No single commodity that is in the Index may constitute less than 2% of the Index.

Following the annual re-weighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next re-weighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index commodity. This CIM is used to achieve the percentage weightings of the Index commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

The Index Is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The Index is a “rolling index”.

Calculations

The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. During the rollover period, the sum includes both nearby and deferred contracts weighted according to the specified roll percentage. The percentage change in this sum from the prior day is then applied to the prior Index value. Finally, the value of one day’s interest is added, calculated using the most recent (lagged by one day) 91-Day U.S. Treasury Bill Auction High Rate to arrive at the current Index value. Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily Index value at approximately 4:00 p.m. (New York time) on each DJ-AIG Business Day on its website at http://www.djindexes.com.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index may be adjusted in the event that AIGI determines that any of the following index calculation disruption events exists: (a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; (b) the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price; (c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or (d) with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

Historical Closing Levels of the Dow Jones-AIG Commodity Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Securities. The historical Index levels do not give an indication of future performance of the Index. We cannot make any assurance that the future performance of the Index or the Index commodities will result in holders of the Securities receiving a positive return on their investment. For purposes of determining the average index performance, the initial index level will be the closing level of the Index on the initial valuation date.

While the following historical performance table is based on the selection criteria and methodology described in this prospectus, the Index was not actually calculated and published prior to July 1998. Accordingly, the following table illustrates:

(i) on a hypothetical basis, how the Index would have performed from December 31, 1991 to December 21, 1997 based on the selection criteria and methodology described above; and

(ii) on an actual basis, how the Index has performed from December 31, 1998 onwards.

December 31, 1991	94.245
December 31, 1992	97.736
December 31, 1993	96.694
December 30, 1994	112.755
December 29, 1995	129.908
December 31, 1996	160.001
December 31, 1997	154.579
December 31, 1998	112.796
December 31, 1999	140.257
December 29, 2000	184.917
December 31, 2001	148.843
December 31, 2002	187.401
December 31, 2003	232.249
December 31, 2004	253.495
Source: Bloomberg

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

DJ-AIG Commodity Index Total Return(SM)
Historical Performance
12/31/91 - 8/31/05
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
DJ-AIG Commodity Index Total Return(SM)
S&P 500® Total Return Index

Source: Bloomberg

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement

“Dow JonesSM,” “AIG®” “Dow-Jones-AIG Commodity IndexSM,” “Dow-Jones-AIG Commodity Index Total ReturnSM,” and “DJ-AIGCISM” are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products. Dow Jones, AIGI and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is published by Dow Jones. The license agreement between Dow Jones, AIGI and us provides that the following language must be set forth in this pricing supplement: The Securities are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to Barclays Bank PLC is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which is determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to Barclays Bank PLC or the Securities. Dow Jones and AIGI have no obligation to take the needs of Barclays Bank PLC or the owners of the Securities into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to securities customers, in connection with the administration, marketing or trading of the Securities. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the Securities. In addition, American International Group, AIGI and their respective subsidiaries or affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM and the Dow Jones-AIG Commodity Index Total ReturnSM, as well as swaps, options and derivatives which are linked commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index Total ReturnSM and the Securities. This pricing supplement relates only to the Securities and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Securities should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. The information in the pricing supplement regarding the exchange-traded futures contracts on physical commodities which comprise the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange traded futures contracts which comprise the Dow Jones-AIG Commodity IndexSM in connection with Securities. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the Dow Jones-AIG Commodity IndexSM, including without limitation a description of factors that affect the prices of such exchange-traded futures contracts, are accurate or complete. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND BARCLAYS BANK PLC, OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES.

VALUATION OF THE SECURITIES

The market value of the Securities will be affected by several factors many of which are beyond our control. We expect that generally the value of the Index on any day will affect the market value of the Securities more than any other factors. Other factors that may influence the market value of the Securities include, but are not limited to, supply and demand for the Securities, the volatility of the Index, the market price of the Index components, the Treasury Bill rate of interest, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the value of the Index or the market price of Index components, the general interest rate environment, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Securities prior to maturity.

SPECIFIC TERMS OF THE SECURITIES

In this section, references to “holders” mean those who own the Securities registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Securities registered in street name or in the Securities issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Securities should read the section entitled “Form, Denomination and Legal Ownership of Securities” in the accompanying prospectus supplement and “Description of Debt Securities –Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Securities are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Securities. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

We may, without your consent, create and issue additional securities having the same terms and conditions as the Securities. We may consolidate the additional securities to form a single series with the outstanding Securities.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Securities. If you have purchased the Securities in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Securities in more detail below. References to “Index” mean the Dow Jones – AIG Commodity Index Total Return(SM).

Coupon

We will not pay you interest during the term of the Securities.

Denomination

We will offer the Securities in denominations of $50.

Payment at Maturity

If you hold your Securities to maturity, you will receive a cash payment at maturity that is linked to percentage change in the value of the Index between the Trade Date and the Final Valuation Date. Your cash payment at maturity will be equal to the principal amount of your Securities times the index factor on the Final Valuation Date minus the investor fee on the Final Valuation Date.

The index factor on the Final Valuation Date will be equal to the final index level divided by the initial index level. The initial index level is the closing value of the Index on the Trade Date and the final index level is the closing value of the Index on the Final Valuation Date.

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If the fifth business day before this day does not qualify as a Valuation Date (as described below), then the maturity date will be the fifth business day following the Final Valuation Date. The calculation agent may postpone the Final Valuation Date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under “ – Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Payment Upon Redemption

Prior to maturity, you may, subject to certain restrictions, choose to redeem your Securities on any Redemption Date during the term of the Securities. If you redeem your Securities on a particular Redemption Date, you will receive a cash payment on such date equal to the principal amount of your Securities times the index factor on the relevant Valuation Date minus the investor fee on the relevant Valuation Date. You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.

The index factor on the relevant Valuation Date is the closing value of the Index on that day divided by the initial index level. The initial index level is the closing value of the Index on the Trade Date.

The investor fee is equal to 0.75% per year times the principal amount of your Securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the Trade Date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.75% times the principal amount of your Securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365.

A Valuation Date is each Thursday from    , 2005 to    , 2015 inclusive or, if such date is not a trading day, the next succeeding trading day.

A Redemption Date is the third business day following a Valuation Date (other than the Final Valuation Date).

In the event that payment upon redemption is deferred beyond the original Redemption Date, penalty interest will not accrue or be payable with respect to that deferred payment.

Valuation Date

A Valuation Date is each Thursday from    , 2005 to    , 2015 inclusive (or, if such date is not a trading day, the next succeeding trading day), unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Valuation Date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will any Valuation Date be postponed by more than five trading days.

Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your Securities on any Redemption Date. To redeem your Securities, you must instruct your broker or other person with whom you hold your Securities to take the following steps:

•

deliver a notice of redemption, which is attached as Annex A, to us via email by no later than 11:00 a.m. New York time on the business day prior to the applicable Valuation Date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of redemption, which is attached as Annex B;

•

deliver the signed confirmation of redemption to us via facsimile in the specified form by 4:00 p.m. New York time on the same day. We must acknowledge receipt in order for your confirmation to be effective; and

•	transfer your book-entry interest in your Securities to the trustee on our behalf at or prior to 10:00 a.m. on the applicable Redemption Date (the third business day following the Valuation Date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the Securities in respect of such deadlines. If we do not receive your notice of redemption by 11:00 a.m., or your confirmation of redemption by 4:00 p.m., on the business day prior to the applicable Valuation Date, your notice will not be effective and we will not redeem your Securities on the applicable Redemption Date.

Because the Securities will be held in book-entry form, only DTC may exercise the redemption right with respect to your Securities. Accordingly, beneficial owners of the Securities that wish to have all or any portion of their Securities redeemed must instruct the participant through which they own their interest to instruct DTC to exercise the redemption right on their behalf by forwarding the official notice of redemption to us in accordance with the time requirements described above. In order to ensure that we receive notices on a particular day, a beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions from its customers. All instructions given by beneficial owners to the participants through which they own their interests will be irrevocable.

At the time that such instructions are given, a beneficial owner must also direct the participant through which it owns its interest to transfer its book-entry interest in the related Securities, on DTC’s records, to the Trustee on our behalf.

If you elect to redeem your Securities, we may request that Barclays Capital Inc. purchase the Securities for the cash amount that would otherwise have been payable by us upon redemption. In this case, we will remain obligated to redeem your Securities if Barclays Capital Inc. fails to purchase your Securities. Any Securities purchased by Barclays Capital Inc. may remain outstanding.

Market Disruption Event

As set forth under “– Payment at Maturity” and “– Payment Upon Redemption” above, the calculation agent will determine the index level on each Valuation Date, including the Final Valuation Date. As described above, a Valuation Date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that, on a Valuation Date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing value of the Index on the first trading day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the value of the Index be postponed by more than five trading days.

If the determination of the value of the Index is postponed by five trading days, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the value of the Index will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the value of the Index.

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of any Index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any Index component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•

failure by AIGI and Dow Jones to publish the closing value of the Index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more Index components; or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Securities that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which any Index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any Index component.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Securities is accelerated, we will pay the default amount in respect of the principal of the Securities at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Securities are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Security outstanding as the principal amount of that Security. Although the terms of the Securities may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Securities. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities –

Modification and Waiver” and “ – Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Securities on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Securities as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Securities. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Securities in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Securities, which we describe below, the holders of the Securities and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the Final Valuation Date, then the default amount will equal the principal amount of the Securities.

Further Issuances

We may issue additional Securities of the same series with identical terms at any time. If there is substantial demand for the Securities, we may issue additional Securities frequently.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance or Modification of the Index

If AIGI and Dow Jones discontinue publication of the Index and they or any other person or entity publishes a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the value of the Index and the amount payable at maturity or upon redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index, or that the closing value of the Index is not available because of a market disruption event or for any other reason, on the date on which the value of the Index is required to be determined, or if for any other reason the Index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the Index components or the method of calculating the Index has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of Index components, and whether the change is made by AIGI and Dow Jones under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index components, or is due to any other reason –then the calculation agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date or upon redemption is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the value of the Index and the amount payable at maturity or upon redemption or otherwise relating to the value of the Index may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the Securities at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Securities are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Securities, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, we will serve as the calculation agent. We may change the calculation agent after the original issue date of the Securities without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the Securities, including at maturity or upon redemption, market disruption events, business days, trading days, the investor fee, the default amount, the initial index level, the final index level, the closing value of the Index on any Valuation Date, the maturity date, Redemption Dates and the amount payable in respect of your Securities at maturity or upon redemption. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Securities for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Securities as described below.

In anticipation of the sale of the Securities, we or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Index prior to or on the Trade Date. In addition, from time to time after we issue the Securities, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•

acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the Index components (including the underlying physical commodities) or the Index;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices, contracts or commodities; or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Securities from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge positions on or before the Final Valuation Date. That step may involve sales or purchases of listed or over-the-counter options or futures on Index components (including the underlying physical commodities) or listed or over-the-counter options, futures, or other instruments linked to the level of the Index components or the Index, as well as other indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the value of the Index and, as a consequence, the market value of the Securities from time to time and the amount payable at maturity or upon redemption. See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at June 30, 2005. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at
June 30, 2005

‘000
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000,000
Authorized preference share capital – shares of £100 each	400
Authorized preference share capital – shares of £1 each	1
Authorized preference share capital – shares of U.S. $100 each	400
Authorized preference share capital – shares of U.S. $0.25 each	80,000
Authorized preference share capital – shares of €100 each	400

Ordinary shares – issued and fully paid shares of £1 each	2,311,361
Preference shares – issued and fully paid shares of £100 each	75
Preference shares – issued and fully paid shares of £1 each	1
Preference shares – issued and fully paid shares of U.S. $100 each	100
Preference shares – issued and fully paid shares of U.S. $0.25 each	—
Preference shares – issued and fully paid shares of €100 each	240

Group total shareholders’ equity	£ million
Called up share capital	2,341
Share premium	8,786
Available for sale reserve	374
Cash flow hedging reserve	328
Other shareholders’ funds	2,551
Translation reserve	(35)
Retained earnings	7,479

Shareholders’ equity (excluding minority interests)	21,824
Minority interests	200

Total shareholders’ equity	22,024

Group indebtedness
Subordinated liabilities
Undated loan capital – non-convertible	4,366
Dated loan capital – convertible to preference shares	13
Dated loan capital – non-convertible	6,930
Debt securities in issue	93,328

Total indebtedness	104,637

Total capitalization and indebtedness	126,661

Group contingent liabilities
Acceptances and endorsements	271
Assets pledged as collateral security	35,703
Other contingent liabilities	8,503

Total contingent liabilities	44,477

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Securities. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. holder (as defined below), you acquire your Security in the offering at the offering price and you hold your Security as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark- to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax adviser concerning the U.S. federal income tax and other tax consequences of your investment in the Securities in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Security and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, the Securities should be treated as a pre-paid contract with respect to the Index. The terms of the Securities require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, you will recognize capital gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and your tax basis in the Securities. In general, your tax basis in your Securities will be equal to the price you paid for it. Capital gain of a noncorporate United States holder that is recognized in a taxable year beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year.

No statutory, judicial or administrative authority directly discusses how your Securities should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the Securities are highly uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax adviser in determining the tax consequences of an investment in your Securities in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your Security should be treated for United States federal income tax purposes. Therefore, other treatments would also be possible and the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, it would be possible to treat your Security, and the Internal Revenue Service might assert that your Security should be treated, as a debt instrument subject to the special tax rules governing contingent debt instruments. If the Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Securities. Any gain you recognize upon the sale, redemption or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

If the Securities are treated as a contingent debt instrument and you purchase your Securities in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the Securities, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in Treasury Regulations governing contingent debt instruments. Accordingly, if you purchase your Securities in the secondary market, you should consult your tax adviser as to the possible application of such rules to you.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations –United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Securities.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Securities will be made against payment on or about either the third or the fifth business day following the date of the final pricing supplement relating to the Securities (such settlement cycle being referred to as “T+3” or “T+5”, as the case may be). We will specify whether we expect the Securities to initially settle in T+3 or T+5 in the final pricing supplement. Under Rule 15cb-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, if delivery of the Securities is to be made on T+5, purchasers who wish to trade Securities on the date of this pricing supplement or the next business day will be required, by virtue of the fact that the Securities initially settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

Barclays Bank plc and Barclays Capital may retain the services of Barclays Global Investors Services, their affiliate and an NASD member, to promote the Securities and provide certain services relating to the Securities. Barclays Capital Inc. and Barclays Global Investors Services may receive all or a portion of the investor fee.

ANNEX A

NOTICE OF REDEMPTION

To: [ipathredemptions@barclayscapital.com]

Subject: iPath Notice of Redemption, CUSIP No.[ ]

[BODY OF EMAIL]

Name of holder: [ ]

Number of Securities to be redeemed: [ ]

Principal amount of Securities to be redeemed: [$ ]

Applicable Valuation Date: Thursday, [ ], 20[ ]

Contact Telephone #: [ ]

Acknowledgement: I acknowledge that the Securities specified above will not be redeemed unless all of the requirements specified in the pricing supplement dated    , 2005 relating to the Securities are satisfied.

A-1

ANNEX B

CONFIRMATION OF REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Dear Sirs:

          The undersigned holder of Barclays Bank PLC’s $ Medium-Term Notes, Series A, iPathSM Index-Linked Securites due    , 2015 CUSIP No.   , redeemable for a cash amount based on the Dow Jones – AIG Commodity Index Total Return (SM) (the “Securities”) hereby irrevocably elects to exercise, on the Redemption Date of ____________, with respect to the number of Securities indicated below, as of the date hereof, the redemption right as described in the pricing supplement dated    , 2005 (the “Pricing Supplement”) to the Prospectus Supplement dated September 6, 2005 and the Prospectus dated July 1, 2002 relating to the Securities. Terms not defined herein have the meanings given to such terms in the Pricing Supplement. Please date and acknowledge receipt of this confirmation in the place provided below on the date of receipt, and fax a copy to the fax number indicated.

          The undersigned certifies to you that (i) it is, or is duly authorized to act for, the beneficial owner of the principal amount of the Securities indicated below its signature (and attaches evidence of such ownership); and (ii) it will cause the Securities to be transferred to the trustee on the Redemption Date.

Very truly yours,

[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:

Number of Securities surrendered for redemption:

(You must redeem at least 50,000 Securities at one time in order to exercise your right to redeem your Securities on any Redemption Date.)

Receipt of the above Confirmation of Redemption is hereby acknowledged

BARCLAYS BANK PLC

Name:
Title:

Date and Time of Acknowledgment:

B-1

$
BARCLAYS BANK PLC
INDEX-LINKED NOTES DUE , 2015
LINKED TO THE DOW JONES – AIG COMMODITY INDEX TOTAL RETURN(SM)

PRICING SUPPLEMENT

, 2005
(TO PROSPECTUS DATED JULY 1, 2002 AND PROSPECTUS SUPPLEMENT DATED SEPTEMBER 6, 2005)

Barclays Capital

BGI-F-100-09005